25 July 2011

National Grid plc
Interim Management Statement for the period 1 April 2011 to 24 July 2011

HIGHLIGHTS

Good start to 2011/12

•	Solid operational and financial performance

•	US restructuring programme on track to deliver targeted annualised cost savings of $200m by March 2012

•	Capital expenditure projects in line with plan to invest around £3.6bn in 2011/12

Steve Holliday, Chief Executive, said:

“The year has started well with our businesses making good initial progress toward their priorities and delivering solid operational and financial performance. In the US, our focus remains on working towards improved returns through enhanced customer service and operating efficiencies. In the UK, our investment in regulated capital projects and the implementation of our Gas Distribution Front Office systems are proceeding well.

We reconfirm our positive outlook for 2011/12 — we expect to deliver another year of good operating performance, although, as previously highlighted, comparative financial results will show some impact from the timing differences that benefited 2010/11.”

BUSINESS UPDATE

Our strategic priorities for this financial year are fivefold: develop our portfolio of assets to maximise value for shareholders, deliver our investment programme in a disciplined manner, work towards improved returns in our US business, contribute to the development of an appropriate UK regulatory framework for the future and continue to drive efficiency across our businesses.

Efficiency Programmes

The new organisation model announced in January 2011 is now embedded in both our UK and US operations, with the businesses retaining their focus on implementing new information systems, including the next release of the Gas Distribution Front Office systems in the UK and integration of our multiple IS platforms in the US.

Our US restructuring programme remains on track to deliver our targeted annualised cost savings of $200m by the end of our current financial year. We have completed the review of our structure and identified an organisational framework that can meet the needs of customers whilst operating with approximately 1,150 fewer positions. This drives a significant portion of the anticipated cost savings.

Growth and Investment

We expect to create value by investing in our asset base and strengthening our operating practices to drive efficiency and effectiveness. Overall, we are planning to invest around £3.6bn in our businesses in 2011/12. Our construction programme in the UK, which represents nearly 65% of our planned investment for the year, is proceeding well. New generation connections are a significant driver of our UK Transmission investment. In the period, we have signed a further 1 GW of new connection agreements in relation to offshore wind generation and 1.4 GW of new agreements in relation to an interconnector to Norway. In the US, investment continues at a steady level, focused on the improvement and renewal of our existing infrastructure, the delivery of improved customer service and the addition of new customers.

Regulatory Developments

In the UK, as part of the implementation of the new RIIO regime from April 2013, we are finalising our Electricity Transmission and Gas Transmission business plans for the period to 2021. We will submit these plans to Ofgem at the end of July 2011. These comprehensive recommendations include our proposals for investment, incentive schemes, revenue adjustment mechanisms and our view of the financing requirement for the plans, including, where appropriate, transitional arrangements.

As previously stated, we continue to believe that the RIIO framework can offer the opportunity for us to earn the necessary returns on our investments by delivering the outputs that customers want in an innovative and efficient manner. However, the framework will also have to meet the needs of investors in order to attract funding for the increased investment programme that is so critical to the UK’s security of supply and carbon reduction targets. We will continue to work towards ensuring a satisfactory outcome for all our stakeholders.

Extracts from the business plans will be published in August. We will be hosting a conference call on 4 August to provide a National Grid context to the plans and to highlight some of the key considerations in the submission. A further presentation in early September, hosted by our Investor Relations and Regulatory teams will provide a further opportunity to ask detailed questions after publication.

In June, Ofgem announced that the date of submission of the Gas Distribution business plans had been deferred from July 2011 to November 2011. This extension is to allow the business plans to take account of updated policy guidance from the Health and Safety Executive (HSE) regarding the gas mains replacement programme. We are currently assessing the impact of the HSE guidance on our businesses plans.

The process for the one year ‘rollover’ of the current transmission price controls (TPCR4) is underway and we expect to see initial proposals at the beginning of August with final proposals due to be published in November 2011. Issues arising from these initial proposals can also be discussed on the August conference call.

There are no regulatory updates of note in respect of our US business for this period.

FINANCIAL UPDATE

There have been no material changes to the financial position of the company. National Grid has a strong balance sheet which is key to our ability to secure the long-term funding underpinning our regulated capital structures in both the UK and the US. Interest cover, gearing and other credit metrics remain within comfortable ranges to sustain appropriate credit ratings in the medium term.

TECHNICAL GUIDANCE

Our technical guidance is unchanged from that included in the full year results statement of 19 May 2011.

CONTACTS

Investors
John Dawson George Laskaris Andy Mead Iwan Hughes Tom Hull	+44 20 7004 3170 +1 718 403 2526 +44 20 7004 3166 +44 20 7004 3169 +44 20 7004 3172	+44 7810 831944 (m) +1 917 375 0989 (m) +44 7752 890787 (m) +44 7900 405898 (m) +44 7890 534833 (m)
Media Clive Hawkins Chris Mostyn	+44 20 7004 3147 +44 20 7004 3149	+44 7836 357173 (m) +44 7774 827710 (m)
Brunswick Tom Burns Tom Batchelar	+44 20 7404 5959 +44 20 7404 5959

CONFERENCE CALL DETAILS

On 4 August, National Grid will be hosting a conference call to provide a UK regulatory update.

Conference call details:

Date: 4 August 2011
Time: 2.30PM (BST)
UK dial in: +44 (0) 20 7136 2055
US dial in: +1  212 444 0895

When dialing in please quote the confirmation code 8047478.

CAUTIONARY STATEMENT
This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations and decisions by governmental bodies or regulators; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, owing to adverse weather conditions or otherwise; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to restructuring and internal transformation projects; and customers and counterparties failing to perform their obligations to the Company and its arrangements with the Long Island Power Authority not being renewed. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions in National Grid’s borrowing and debt arrangements, funding costs and access to financing; National Grid’s status as a holding company with no revenue generating operations of its own; inflation; seasonal fluctuations; the funding requirements of its pension schemes and other post-retirement benefit schemes; the loss of key personnel or the ability to attract, train or retain qualified personnel and any disputes arising with its employees or the breach of laws or regulations by its employees; accounting standards, rules and interpretations, including changes of law and accounting standards and other factors that may affect National Grid’s effective rate of tax; and incorrect or unforeseen assumptions or conclusions relating to business development activity. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid’s filings with and submissions to the US Securities and Exchange Commission (the ‘SEC’) (and in particular the ‘Risk factors’ and ‘Operating and Financial Review’ sections in our most recent Annual Report on Form 20-F). The effects of these factors are difficult to predict. New factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement. The content of any website references herein do not form part of this announcement.